UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Kreido Biofuels, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

50077A100
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP NO. 50077A100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Younes Nazarian and Soraya J. Nazarian, Trustees of the Y & S Nazarian Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,084,757
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,084,757
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,084,757
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.

(a)           Name of Issuer: Kreido Biofuels, Inc. (the “Issuer”)

(b)           Address of Issuer’s Principal Executive Offices:
1070 Flynn Road, Camarillo, California  93012

Item 2.

(a)	Name of Person Filing: Younes Nazarian and Soraya J. Nazarian, Trustees of the Y & S Nazarian Revocable Trust (the “Reporting Person”)

(b)	Address of Principal Business Office or, if None, Residence: 1801 Century Park West, 5th Floor, Los Angeles, California 90067.

(c)	Citizenship: The Reporting Person was established under the laws of the State of California. Younes Nazarian and Soraya J. Nazarian are citizens of the United States.

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share (the “Common Stock”)

(e)           CUSIP Number:  50077A100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act.

(b)	Bank as defined in Section 3(a)(6) of the Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount beneficially owned: 3,084,757 shares.*

(b)
Percent of class:  5.9%.  The percentage indicated in this Item 4 is based on the total shares outstanding of the Issuer as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.  According to this Quarterly Report, the Issuer had outstanding 52,720,992 shares of Common Stock as of November 7, 2008.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,084,757 shares.*

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 3,084,757 shares.*

(iv)	Shared power to dispose or to direct the disposition of: 0.

*
On January 12, 2007, the Reporting Person acquired 1,574,075 units from the Issuer in a private placement transaction, each such unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock.  The warrant is exercisable into shares of Common Stock at any time prior to January 12, 2012 at the option of the Reporting Person at an exercise price of $1.85 per share.  The Reporting Person has sold some of the shares of Common Stock held by it in public sales.  All of securities reported in this statement are held by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2009	THE Y & S NAZARIAN REVOCABLE TRUST

By:          /s/ Younes Nazarian
Younes Nazarian, Trustee

By:          /s/ Soraya J. Nazarian
Soraya J. Nazarian, Trustee